Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005, January 20, 2006 and February 27, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

Inco Limited
First Quarter 2006 Results Conference Call
3:00 p.m., April 20, 2006
Sandra Scott
Good afternoon and thanks for joining us. This call is being webcast on a live, listen-only basis. Our first quarter results news release went out early this morning and can be found at www.inco.com, or by calling investor relations at (416) 361-7670. Following this call, a PDF version of our remarks will be available through the “Latest Quarterly Webcast” link on Inco’s homepage.
Joining me at our Toronto office are members of Inco’s management team. After opening remarks by our Chairman and CEO, Scott Hand, Bob Davies, Inco’s CFO, will give you a financial update. Inco’s President and COO, Peter Jones, will discuss our operating results and Peter Goudie, Inco’s Executive Vice-President, Marketing, will update you on nickel market conditions.
I’ll begin with a few housekeeping items.
First, we are including news media and members of the public on this webcast on a live, listen-only basis.
Second, the safe harbour text appears on our webcast slide.
The third item is our definition of adjusted net earnings.
Fourth, all dollar amounts are in U.S. currency unless otherwise stated.
Fifth, all forward-looking statements exclude the impact of Inco’s offer to acquire Falconbridge, unless otherwise stated.
Given recent changes in Canadian securities legislation, I should make a few additional points:
•	Actual results could differ materially from our 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	We have filed the text and slides used in this presentation on SEDAR in Canada; and

•	Our press release today and other filings on SEDAR contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections.
Now I will turn the call over to Scott Hand.

Scott Hand
Thanks Sandra.
I’ll begin with the big picture, which remains a very good one for Inco. We continue to operate in a nickel market that is very healthy. Demand is strong in virtually all areas. We’re making excellent progress in maximizing the competitiveness and productivity of our nickel operations in Canada and Indonesia in order to fully capitalize on our great opportunities. With Voisey’s Bay on stream, our financial position is strong – enabling us to achieve more low-cost growth through Goro, and expanding PT Inco. So with this in mind, I’ll highlight six key areas.
The first is Q1 results. Adjusted net earnings were $200 million, or $0.90 per share on a diluted basis – above the First Call consensus of $0.89 per share.
We had another quarter of consistent and reliable production. We met or exceeded our February Q1 guidance for nickel, copper and PGM production, as well as for the price premium on our nickel products. Unit cash costs were slightly above our February first half 2006 guidance of $2.50-to-$2.55 a pound, largely due to a strong Canadian dollar and shutdown costs for PT Inco that added $0.06 a pound to those costs.
For 2006, we expect to meet or beat our February nickel, copper and PGM production, unit cash cost and premium guidance, given in our Q1 results.
Second, our Goro project. You have no doubt read or heard about the recent extensive vandalism and blockades of access roads at our Goro project in New Caledonia. As a result, in order to protect our employees and contractors, we decided to temporarily stop work at the site, with about 200 of 1,600 personnel still there. We are satisfied that the authorities have taken the measures required for a safe and secure workplace and will begin a gradual restart of the project on April 24. The first teams to be remobilized will be companies that work on the power station, the port and earthworks. Peter Jones was in New Caledonia when the incidents began and he can confirm that people from all walks of life are very disturbed by what happened at Goro. Government and community leaders of every political stripe, businesspeople, contractors, employees and average citizens condemn the actions. They express strong support for the Goro project and its importance to New Caledonia.
For Inco, security not only means a safe work site – but also building strong bonds of mutual trust with the community. We remain committed to demonstrating our respect for and sensitivity to the social, cultural and environmental concerns of the Melanesian people. Inco has worked hard to earn local trust and support and we will continue to do so to ensure a successful project for everyone.

At this point, the cost and schedule impacts of recent events are still being assessed. We are considering items such as direct damage, repair and downtime costs, as well as consequential expenses such as equipment, contractor and personnel retention.
Despite disruptions at the site, other aspects of the project are proceeding. For instance, we are progressing well in terms of engineering, and the building of 400 modules and preassembled units in the Philippines. Engineering work on Goro was about 72% complete at the end of Q1.
The latest estimate for capex for the mine, process plant and infrastructure was indicated to be at the upper end of the $1.878 billion plus 15% cost range. We are reviewing this in light of the disruption. The definitive estimate will be provided later in the year.
Turning to our existing operations – my third topic – we’ve started formal negotiations in Ontario, where the current collective agreement covering about 3,100 unionized employees expires at the end of May 2006. Our goal in labour negotiations is the same as in day-to-day operations. We aim to reach an agreement that is fair to our employees, while ensuring that our business can be efficient and competitive in world markets.
Fourth, long-term underlying nickel market conditions are very favourable – including strong demand in stainless and non-stainless markets and limited supply growth. Peter Goudie will provide his perspective shortly.
Fifth, our financial position remains very good and we’re generating strong cash flows. Bob Davies, our CFO, will speak about this.
The sixth and last area that I will highlight is our offer for Falconbridge. We continue to meet with authorities from the U.S. Department of Justice, or DOJ, and the European Commission, or EC, and we believe that we have made progress in our efforts to obtain the required clearances. Our recent meetings and ongoing discussions have focused on the terms of the remedy that these authorities would require to address their competitive concerns about the transaction. We remain optimistic that we will be able to reach mutually acceptable remedies with both agencies.
Once we obtain the remaining regulatory clearances, we will proceed with our offer for Falconbridge. And the acquisition will transform Inco. We’ll become the world’s largest nickel company and a leading copper company. We’ll diversify the metals we produce, where we produce them, and where they are sold – with the properties and the financing capacity to grow.
When we complete the acquisition, we’ll be well prepared to succeed with our integration plan – achieving annual pre-tax synergies of $350 million by mid-2008, with a net present value of $2.5 billion at a discount rate of 7%. These synergies are real and uniquely available to Inco and Falconbridge, as we come together as one company. I’ve heard suggestions that this major undertaking could be done by a joint venture. That sounds nice in theory but it’s not reality. Realizing the synergies in Sudbury will require major changes in materials flows in the Sudbury Basin and important long-term commitments and investment, which we believe are only possible through the combination of our two companies. It took about two years of working together just to achieve the copper refining agreement between Inco and Falconbridge we entered into in mid-2005. And very importantly, we need and want the backing of our people – both union and non-union – and we have it. The Steelworkers are very supportive of our deal. We also have strong support from all levels of governments in Canada.
The New Inco means excellent value opportunity for investors and even brighter prospects for our future.
Now Bob Davies will review Inco’s first quarter financial results and position.

Bob Davies
Thanks Scott.
Our adjusted net earnings for the quarter were $200 million, or $0.90 per share diluted, compared to $242 million, or $1.09 per share diluted for Q1/05. The reconciling items to Canadian GAAP earnings were insignificant this quarter. Key differences year-over-year were a stronger Canadian dollar, which negatively affected costs, higher energy costs and interest expense, and lower realized prices for nickel. These were partially offset by higher Inco-source deliveries and higher by-product credits.
Inco-source and tolled nickel deliveries were up 9% to 130 million pounds, due to strong demand and higher production levels. The Inco premium was $0.11 a pound higher than in Q1/05, primarily because of a smaller unfavourable LME lag effect in Q1/06 relative to Q1/05. The 2006 first quarter LME cash nickel price averaged $6.72 a pound, down from $6.97 during the first quarter of 2005.
Our results are strongly leveraged to key commodity prices and currencies.
The LME cash copper price averaged $2.24 a pound during the quarter, up from $1.48 a pound in Q1 2005. Our selling price was $2 a pound, since the sale of 46 million pounds of copper covered by derivatives fixed the maximum price realization to us at $1.54 per pound. We have a further 17.2 million pounds of copper hedged in Q2/06, at the maximum realizable price of $1.54 a pound. We have no copper hedges in place for the second half of 2006. On the screen you can see the balance of our commodity hedges for 2006. Our adjusted Q1 effective tax rate was 35%, in line with our guidance.
For the full-year 2006 adjusted net earnings, the current First Call consensus of 19 analysts is a mean of $3.86 per share. That’s based on a nickel price of $6.71 and a copper price of $2.02 for the year. The year-to-date average nickel price is about $6.89 a pound and nickel was trading today at over $8.25 a pound. Based on the price assumptions, we remain comfortable with this First Call consensus for 2006.
In the 2006 first quarter we generated $303 million of cash from operations, before a working capital increase of $101 million. Our cash position was $751 million at March 31. Our debt-to-capitalization ratio was 26% at the end of the quarter compared to 28% at year end – giving us the financial strength needed to continue to grow.
At the First Call consensus 2006 mean LME cash nickel price of $6.71 a pound, we should generate about $1.47 billion of cash flow from operations this year,

before changes in working capital and capex. That is cash flow per share of about $6.60, assuming 223 million shares. At the year-to-date nickel price of $6.89 a pound, we should generate $1.52 billion of cash, or $6.80 cash flow per share. On a full-year basis, every $0.10 per year increase in the nickel price, holding other factors constant, raises 2006 cash flow from operations by $27 million.
Capital expenditures for Q1 were $337 million, or $111 million more than in the 2005 period. Increases reflected planned spending on Goro and higher sustaining capital, partially offset by planned reduced spending for Voisey’s Bay. Total 2006 capex should be $1.82 billion this year, before partner and government funding. Sustaining capex will be about $315 million. Depreciation and amortization should be $455 million this year and about $510 million in 2007.
Net capex funding needs will be about $1.5 billion after Girardin Act tax investor financing for Goro, contributions from our Goro partners and government support for Voisey’s Bay. Capex funding requirements should decrease in future years.
Now Peter Jones will review Inco’s operations.

Peter C. Jones
Thanks, Bob. During the first quarter our operations continued to do well.
Our Q1 nickel unit cash cost of sales, after by-product credits, was $2.59 per pound. That was $0.05 above the 2005 Q1 due to a higher Canadian dollar, increased energy costs, greater spending on supplies and higher employment costs, which were largely offset by the favourable impact on costs of more nickel production, higher by-product credits and lower volumes of external feed. Nickel unit cash cost of sales for processing our own mine production was $2.25 a pound for Q1.
In the second half of 2006, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20-to-$2.25 a pound.
For the full year, at consensus commodity price assumptions, we expect nickel unit cash cost of sales, after by-product credits, to average $2.35-to-$2.40 per pound and, for processing our own mine output, about $2.15-to-$2.20 a pound. In a period when all of us in the mining industry are facing increased costs for energy, supplies and other inputs, our costs are going down. We are realizing on our strategy to bring on new low-cost capacity and improve our operating position.
During Q1 2006 we produced 135 million pounds of nickel, including six million pounds of tolled material. This was at the high end of the range of our February guidance and 11% greater than in Q1 2005, due to increased production at our operations and the tolled material.
Ontario’s nickel output was 62 million pounds; five million pounds above last year’s Q1 due to Voisey’s Bay-source material and very good performance at the nickel refineries in Sudbury and Clydach, Wales. The commissioning of the new oxygen plant is going well and, along with the fluid bed roaster installation, sets the stage for better production reliability and consistency. We have a three-week maintenance shutdown scheduled in July. Ontario output for the full year is expected to be 248 million pounds, including from Voisey’s Bay and external feed.
We produced 38 million pounds of finished nickel from PT Inco matte in the quarter, above Q1/05 due to operational improvements and a steady power supply. We should meet our 2006 goal of 167 million pounds of finished nickel from PT Inco matte.

By building a third hydroelectric power facility, we plan to increase PT Inco’s production capacity by 33% from the nameplate amount to 200 million pounds of nickel in matte annually by 2009, while lowering annual cash costs by $0.10-to-$0.15 a pound and cutting energy supply risk. Major construction is expected to begin about the middle of this year.
Manitoba’s 29 million pounds of production for the first quarter was in line with Q1/05. For the first time, we will operate for an entire year without shutting down our processing facilities. Nickel output should be 120 million pounds in 2006, including from Voisey’s Bay and external feed.
During the quarter, we produced 34 million pounds of nickel in concentrate at Voisey’s Bay. Given the great ramp-up, our estimate for 2006 is about 120 million pounds of low-cost, high grade nickel concentrates. During 2006, we’ll process about 83 million pounds of this concentrate through finished product at Sudbury and Thompson, as we fill the pipeline during the first half of this year. At our demonstration plant at Argentia, Newfoundland, we successfully completed a 15-day continuous and integrated operation campaign and achieved 97-to-98% metal extraction in the autoclave.
For Inco as a whole, we expect Q2 production of 135-to-140 million pounds of nickel, including 5-to-10 million pounds of tolled material. Our 2006 production forecast remains at 565 million pounds of nickel, including 30 million pounds of tolled material.
We produced 78 million pounds of copper products in Q1, 4% ahead of our February guidance, and we should produce 85 million pounds of copper in Q2 – including 15 million pounds of copper in Voisey’s Bay concentrate. Our 2006 target is 340 million pounds – with 65 million pounds from Voisey’s Bay.
PGM production in Q1 was 86,000 ounces; above our 80,000-ounce guidance, but below the 112,000 ounces produced in Q1/05. We should produce 85,000 ounces of PGMs in Q2. We forecast full-year PGM production at 400,000 ounces.
Now Peter Goudie will give an update on the nickel markets.

Peter Goudie
Thanks Peter.
Here we are again with nickel prices over $17,000 per tonne for the third time in three years. This is important and I’ll come back to it. The other times, many market commentators described prices as being driven by speculation and fund activity; in other words, bearing little relationship to the fundamentals. And yet, as I said, here we are again. We have consistently believed that the fundamentals pointed to strong markets. Our key point has been that nickel prices will continue to be driven by the need to force demand in line with available supply. So here we are again. What we are seeing is the market fundamentals in action: nothing more and nothing less.
This year has already exceeded our expectations. In February, we highlighted four key drivers for the market in 2006: a strong rebound in global stainless production; a tightening scrap market; exceptional non-stainless strength; and limited nickel supply growth, with low and falling inventories. Have you noticed that LME stocks are down 23% from their February peak? Each of these factors played an important role in Q1 and remains key to our view of 2006.
Stainless production growth has recovered faster than even we expected. As a result, we have increased our production forecast by more than a full percentage point to 8.2%. We expect stainless production in Q1 to surpass Q4 2005 by more than 11%, with strength across all markets and most producers returning to full output levels. Japanese mills will increase melt rates into the second quarter, following their March 31 fiscal yearend. And the story is more than just one of increased production. The combination of a higher austenitic ratio and lower scrap ratio has boosted primary nickel demand from stainless steel by more than 13% from the fourth quarter of 2005.
Reported shipments and order statistics give an indication of market strength. German orders set an all-time record in the first quarter of this year, up 50% from Q4 and 60% from the prior year, as consumers refill depleted pipelines and place new orders. Japanese orders showed double-digit gains. We had expected some improvement in austenitic stainless and, in fact, austenitic ratios seen so far this year have been even higher than we anticipated. As a result, we have boosted our forecast for 2006 by a full percentage point.

The scrap market has tightened in line with expectations. Higher scrap prices, lower scrap imports into key swing scrap markets such as Korea, Taiwan, and China – and reduced exports from Russia – clearly demonstrate the tightness in the market.
We clearly see our stainless customers are increasing their nickel requirements – this is a fact.

Non-stainless demand remains at very good levels. We are struggling to meet our customer requests for additional material in the plating and high nickel alloy markets, which continue to grow solidly – particularly in the energy and aerospace segments.
Supply growth remains consistent with expectations. All producers are operating at or near capacity, and there is downside risk to supply from potential labour or operational disruptions. This leaves me concerned that supply may disappoint us.
Our outlook for the rest of 2006 is very strong. There is always the potential for second half weakness in the market, which occurred last year, but several factors suggest that this risk is quite low.
Stainless inventories at the beginning of 2006 were well below prior year peak levels in a number of areas. For example, inventories at U.S. service centers declined by 120,000 tonnes alone, and by 40% at the main stockist markets in China.
Industrial production leading indicators and global industrial production improved during Q1 which, given the correlation with nickel demand, will lead to higher underlying nickel and stainless demand growth. At the outset of 2005, the OECD leading indicator had been falling for a year.
All of the new stainless production capacity for 2006 comes online during the second half of the year – more than three million tonnes, beginning in June. Nickel requirements for new stainless capacity are higher than for steady-state operations, as the supply chain feeding the stainless mill and the customer must be filled. Most analysts have not fully incorporated the impact of this into their forecasts.
In the medium term, nickel and stainless demand will benefit from several trends, including continuing strength in high nickel alloys and, most importantly, the fact that we are entering the `sweet spot’ on the Chinese stainless consumption curve. China is already a substantial stainless consumer, at over four kilograms per capita, and this number will continue to grow at high double-digit rates. China will at least duplicate Japan’s performance and reach nine kilograms per capita by 2009. This growth alone is equivalent to about six million tonnes of stainless steel, or 180,000-to-240,000 tonnes of primary nickel. I hope Goro, Ravensthorpe, Onca Puma, and Vermelho are developed on time; the market will require all of this nickel. As well, all of the Chinese stainless production capacity being added in the next few years will be necessary. There may be fluctuations in demand over a few quarters, but the market will need all of this capacity by 2009.

Prices for many metals have increased sharply during the last 12 months, but, nickel prices – and austenitic stainless steel – moved higher earlier in this cycle than almost every other metal. This is the third time in three years that nickel prices have been above the $17,000 per tonne level. In the first quarter of 2003, I said that nickel prices would have to rise to force demand in line with available supply through various substitution mechanisms. Well, these mechanisms have been very effective and more than 100,000 tonnes of nickel demand has been offset by substitution. In other words, substitution at these price levels has happened; the price has been here before and the market has worked. Additional substitution effective in reducing nickel demand will occur only when nickel prices rise to new levels in this cycle, or if prices remain where they are for a while longer. Global industrial production growth in 2006 – and nickel demand growth – is expected to exceed 6%, compared to supply growth of 3.5%. Demand substitution will still be required over the next few years to keep the market in balance – but the question is, at what price?
Second, austenitic stainless steel, one of the world’s most useful and versatile materials, is now as competitively priced as it has ever been. Stainless steel prices in the past quarter were less than half those for copper and lower than aluminum. When nickel prices first crossed the $17,000 per tonne threshold, in January 2004, they were six times higher than copper and nine times more than aluminum prices. The second time this nickel price level was breached – in May 2005 – nickel prices were five times copper prices and almost ten times aluminum prices. Today nickel is less than three times copper and less than seven times aluminum.
The substantial improvement in relative price competitiveness will have a positive impact on both nickel and stainless demand. And it will also require a more substantial increase in nickel prices, or a more sustained period at current price levels, to achieve the substitution required to bring demand in line with supply. Do not misunderstand one thing; I repeat what I have said many times over the past few years. This type of market means high volatility in prices.
In conclusion, 2006 began even more strongly that we anticipated, although our view was seen as overly optimistic by many market commentators. This nickel market is about fundamentals. The fundamentals are real and they are strong. So as I said at the beginning of my comments...here we are again.

Scott Hand
Thank you, Peter.
I’ll summarize by reviewing the highlights.
We met or exceeded our targets for production and price premiums. Our operations had an excellent quarter and we’re striving to produce every pound of nickel we can.
We will begin a gradual restart of the Goro project on April 24 and are working to get the project back on track as soon as possible. Voisey’s Bay, Goro and the PT Inco expansion will significantly raise our low-cost production and increase Inco’s earnings and cash flow.
As you heard from Peter Goudie, the fundamentals for nickel continue to be very strong.
Our financial position remains strong and our cash generation this year is impressive.
Finally we’re looking to a great future with our acquisition of Falconbridge. The New Inco will be the leader in nickel and a great copper company – with all of the resources necessary to grow and deliver value to our shareholders.
We would now welcome your questions. May we have the first one, please?
Scott’s Closing Comments
This is the end of our conference call/webcast. You can find our news release at www.inco.com. We look forward to continuing to share our thoughts on Inco’s performance and growth at the forefront of the global metals and mining industry.